SCHEDULE A

LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Directors and executive officers of Cloopen Co

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Changxun Sun	People's Republic of China	Director of Cloopen Co, Chief Executive Officer of the Issuer	16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, the PRC

Directors and executive officers of Trustbridge V, Trustbridge VII, TB GP5, TB GP7, and TBAA

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Shujun Li	People's Republic of China (Hong Kong SAR)	Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P. Director of TB Alternative Assets Ltd.	Units 2001-2004, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong
Verity Priest	United Kingdom	Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Patrick Sakala	Canada	Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
David Lin	People's Republic of China (Hong Kong SAR)	Alternate Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P.	Units 2001-2004, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong
Tanya Campbell	Cayman Islands	Director of TB Alternative Assets Ltd.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Derek Candy	Canada	Director of TB Alternative Assets Ltd.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Directors and executive officers of Flawless Success

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Kastle Limited	People's Republic of China (Hong Kong	Director of Flawless Success Limited	23/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong

SAR)

Directors and executive officers of Tencent

The names of the directors and the names and titles of the executive officers of Tencent and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Tencent.

Name	Citizenship	Present Principal Occupation or Employment
Directors:		
Ma Huateng	Hong Kong	Chairman of the Board and Executive Director
Jacobus Petrus (Koos) Bekker	People's Republic of China	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	Republic of South Africa	Independent Non-Executive Director
Ian Charles Stone	People's Republic of China	Independent Non-Executive Director
Yang Siu Shun	United Kingdom of Great Britain and Northern Ireland	Independent Non-Executive Director
Ke Yang	People's Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Zhang Xiulan	People's Republic of China	Independent Non-Executive Director
Executive officers:		
Ma Huateng	People's Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People's Republic of China (Hong Kong SAR)	President
Xu Chenye	People's Republic of China	Chief Information Officer
Ren Yuxin	People's Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People's Republic of China (Hong Kong SAR)	Chief Financial Officer and Senior Vice President

Directors and executive officers of Image Frame

The names of the directors and the names and titles of the executive officers of Image Frame and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Image Frame.

Name	Citizenship	Present Principal Occupation or Employment
Directors:		
Tse Cheuk Yin Tiffany	People's Republic of China (Hong Kong SAR)	Director
Byun Jung-won Elizabeth	Republic of Korea	Director
Executive officers:		
N/A		

Directors and executive officers of Parantoux

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Yang Diao	People's Republic of China (Hong Kong SAR)	Director of Parantoux Vintage PE Ltd.	Unit 802, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong

Directors and executive officers of Novo Investment, Shenzhen Nuohe, and China Reform

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Fei Xun	People's Republic of China	Director of Novo Investment HK Limited	Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Hong Kong SAR
Yipeng Guo	People's Republic of China	Executive Director and Chief Executive Officer of China Reform Venture Capital Investment Management (Shenzhen) Ltd. (国新风险投资管理（深圳）有限公司), general partner of Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership) (深圳诺河投资合伙企业（有限合伙）)	Room 504, Hedge Fund Center, Fund Town, No. 128 Guiwan 5th Road, Nanshan Subdistrict, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Shenzhen, People's Republic of China

Directors and executive officers of Mirae Asset LP, Mirae Asset Growth 1, Mirae Asset GP, Mirae Asset Growth and Mirae Asset Global

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Kim, Byung Ha	South Korea	Director of Mirae Asset Growth 1 Investment Company Limited Director of Mirae Asset General Partners Director of Mirae Asset Growth Investment Company Limited Director and Chief Operation Officer of Mirae Asset Global Investments (Hong Kong) Limited	Unit 1101, Level 11, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong
Song, Sungwon	South Korea	Alternate Director of Mirae Asset Growth 1 Investment Company Limited to Kim, Byung Ha	Unit 1101, Level 11, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong
Qing, Yang	People's Republic of China (Hong Kong SAR)	Director of Mirae Asset General Partners	Unit 1101, Level 11, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong
Wang, Jinyin	People's Republic of China (Hong Kong SAR)	Director of Mirae Asset Growth Investment Company Limited	7D, Mirae Asset Tower, No.166, Lujiazui Ring Road, Pudong New District, Shanghai 200122, P.R. China

Benjamin Michael Gillooly	United Kingdom	Independent Director of Mirae Asset Growth Investment Company Limited	89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands
Kim, Nam Ki	South Korea	Director of Mirae Asset Global Investments (Hong Kong) Limited	Unit 1101, Level 11, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong
Fok, Ho Wah	People's Republic of China (Hong Kong SAR)	Director of Mirae Asset Global Investments (Hong Kong) Limited	Unit 1101, Level 11, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong
Zhu, Lili	People's Republic of China	Director and Chief Executive Officer of Mirae Asset Global Investments (Hong Kong) Limited	Unit 1101, Level 11, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong